EXHIBIT 99.1

ING reviews strategic options for retail banking operations in Austria

ING reviews strategic options for retail banking operations in Austria

ING is announcing today that it is reviewing the strategic options for its Retail Banking operations in Austria with the aim of exiting this market by the end of 2021.

The scope of the review focuses solely on ING’s retail business. ING will continue its Wholesale Banking activities in Austria.

“We continuously evaluate our activities, including assessing whether they are likely to achieve the preferred scale in their market within a reasonable time frame. In this context we have decided to exit the Austrian retail market, sharpening the focus of our business portfolio on where we can better scale,” said Aris Bogdaneris, member of the Management Board Banking and  head of Challengers & Growth Markets at ING Group.

As a first step, in June 2021, ING will discontinue its savings-only offering for customers in Austria. As it exits the local retail banking market, ING will make sure its customers are fully supported throughout.

ING has been active in the Austrian retail banking market since 2003. In 2020, it had around 550,000 retail customers in Austria, including 50,000 primary customers. Globally, ING supports more than 39 million retail and wholesale customers in over 40 markets. Currently ING employs approximately 340 FTEs in its Austrian retail operations.

Any further measures pertaining to ING’s retail operations in Austria will be closely coordinated with local regulators.

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ING is a global ﬁnancial institution with a strong European base, oﬀering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 57,000 employees oﬀer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

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Important legal information

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, including changes aﬀecting currency exchange rates, (2) the eﬀects of the Covid-19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties, (3) changes aﬀecting interest rate levels, (4) any default of a major market participant and related market disruption, (5) changes in performance of ﬁnancial markets, including in Europe and developing markets, (6) changes in the ﬁscal position and the future economic performance of the United States, including potential consequences of a downgrade of the sovereign credit rating of the US government, (7) consequences of the United Kingdom’s withdrawal from the European Union, (8) changes in or discontinuation of ‘benchmark’ indices, (9)

inﬂation and deﬂation in our principal markets, (10) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (11) failures of banks falling under the scope of state compensation schemes, (12) non-compliance with or changes in laws and regulations, including those ﬁnancial services and tax laws, and the interpretation and application thereof, (13) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, (14) ING’s ability to meet minimum capital and other prudential regulatory requirements, (15) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers, (16) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (17) risks and challenges related to cybercrime including the eﬀects of cyber-attacks and changes in legislation and regulation related to cybersecurity and data privacy, (18) changes in general competitive factors, (19) the inability to protect our intellectual property and infringement claims by third parties, (20) changes in credit ratings, (21) business, operational, regulatory, reputation and other risks and challenges in connection with climate change, (22) inability to attract and retain key personnel, (23) future liabilities under deﬁned beneﬁt retirement plans, (24) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines, (25) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, (26) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com.

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  ING reviews strategic options for retail banking operations in Austria (https://ml-eu.globenewswire.com/Resource/Download/bb3c5609-0d1e-4702-a04c-0fe76825ef12)